

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2021

Richard A. Murphy
Chief Executive Officer
Enservco Corporation
14133 County Rd 9 ½
Longmont, CO 80504

> **Re: Enservco Corporation**
> **Registration Statement on Form S-1**
> **Filed January 21, 2021**
> **File No. 333-252275**

Dear Mr. Murphy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Doug Holod